Exhibit 99.1

Rogers Closes Acquisition of Atria Networks Following Competition Bureau Approval

TORONTO, Jan. 5 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has completed the previously announced acquisition of Atria Networks LP, owner and operator of one of Ontario's largest fibre-optic networks. The transaction closed on January 4, 2011 following approval by the Competition Bureau. Atria Networks was previously privately held by Birch Hill Equity Partners.

The purchase of Atria Networks, based in Kitchener, Ontario, augments the Rogers Business Solutions offering by enhancing its ability to deliver on-net data centric services within and adjacent to the company's cable footprint.

The acquisition strategically fits with Rogers' enterprise strategy to offer on-net, high growth data services to small and medium sized businesses. Atria's unique and scalable network includes 5,600 fibre route kilometers and over 3,800 on-net buildings in high-growth Ontario territories. Atria serves over 1,100 customers spanning the public sector, enterprise and carrier providers.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

%CIK: 0000733099

For further information: about the Rogers group of companies, please visit rogers.com. Media Contact: Charmaine D'Silva, 416-935-7243, charmaine.dsilva@rci.rogers.com; Investment Community Contact: Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

CO: Rogers Communications Inc.

CNW 21:48e 05-JAN-11